SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 (212) 839 5300 (212) 839 5599 FAX	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA HONG KONG HOUSTON LONDON FOUNDED 1866	LOS ANGELES NEW YORK PALO ALTO SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.
May 21, 2013
VIA EDGAR AND OVERNIGHT COURIER
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:    Jay Ingram
Nudrat Salik
Rufus Decker
Leland Benton
Re: UCP, Inc.
Registration Statement on Form S-1
File No. 333-187735

Ladies and Gentlemen:

On behalf of UCP, Inc. (the “Company”), we have electronically transmitted for filing under separate cover, pursuant to Regulation S-T, Amendment No. 1 (the “Amendment”) to the Company's above-referenced Registration Statement on Form S-1, which was initially filed with the Securities and Exchange Commission (the “Commission”) on April 4, 2013 (the “Registration Statement”). For your convenience, we have also provided a courtesy package that includes eight copies of the Amendment, four of which have been marked to show changes from the initial filing of the Registration Statement on April 4, 2013.

This letter responds to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Commission, received by electronic mail on April 30, 2013, with respect to the Registration Statement (the “Comment Letter”), and the Amendment has been revised to reflect the Company's responses to the Comment Letter. For ease of review, we have set forth below each of the numbered comments of the Comment Letter and the Company's responses thereto. All page numbers and the captions in the responses below refer to the Amendment. The responses in this letter are based on information provided and representations made by the Company to Sidley Austin LLP for the purpose of preparing this letter.

Additionally, after consulting with its advisers, PICO Holdings, Inc. (“PICO”), the sole shareholder of the Company and the sole member of UCP, LLC, determined that the transaction contemplated in the initial filing of the Registration Statement would result in certain economic inefficiencies, and, accordingly, has determined to use an “Up-C” structure. The Amendment reflects the use of an Up-C structure, in which, as disclosed in the Amendment, the Company will be a holding company whose primary asset will be its ownership interest in a subsidiary, UCP, LLC, through which it will indirectly conduct its operations. As discussed in detail in the amendment, the Up-C structure and a related Tax Receivable Agreement are designed to allow the Company and PICO to benefit from any cash savings realized by the Company in its U.S. federal, state and local income tax returns as a result of any increases in the tax basis of the assets of UCP, LLC caused by PICO's exchange of its membership interests in UCP, LLC for Class A Common stock of the Company. We note this structure has been used in numerous initial public offerings, such as those completed by Health Insurance Innovations, Inc. (prospectus dated February 7, 2013), PBF Energy Inc. (prospectus dated December 12, 2012) and Artisan Partners Asset Management (prospectus dated March 6, 2013).

General

1.
Please be advised that we will process this filing and any amendments without a price range. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas not previously commented upon.

Response: The Staff's comment is duly noted.

2.
As indicated in the comment above, we note that you have omitted certain pricing-related information as well as other information from this filing. If you intend to rely on Rule 430A, please note that Rule 430A does not allow for the omission prior to effectiveness of amounts that may be computed based on the maximum number of shares offered and the mid-point of the offering price range, or the number of shares to be offered on the cover. In addition, please confirm that you will not circulate copies of the registration statement or the preliminary prospectus until you include an estimated price range, maximum number of shares, dollar amounts dependent upon the offering price that are based on the mid-point of the offering price range, and all other information except information you may exclude in reliance upon Rule 430A.

Response: The Staff's comment is duly noted. The Company confirms that it will not circulate copies of the Registration Statement or the preliminary prospectus forming a part thereof until such documents include an estimated price range, maximum number of shares, dollar amounts dependent upon the offering price (based on the mid-point of an estimated offering price range) and all other required information, except for information that may be excluded in reliance upon Rule 430A.

3.
We encourage you to file all exhibits with your next amendment. Please understand that we will need adequate time to review these materials before effectiveness. In addition, please file a copy of your LLC Operating Agreement with your next amendment.

Response: The Company acknowledges that the Staff will require adequate time to review exhibits prior to accelerating the effectiveness of the Registration Statement, and the Company advises the Staff that it will file the exhibits as soon as practicable once such exhibits are available. The Company has filed several exhibits with the Amendment, including, as requested by the Staff, the amended and restated limited liability company operating agreement of UCP, LLC. In light of the Up-C structure discussed above, the Company notes that the limited liability company operating agreement of UCP, LLC will be amended and restated in connection with the offering, and the Company will file the form of second amended and restated limited liability company operating agreement and the other exhibits to the Registration Statement as soon as reasonably practicable.

4.
Prior to the effectiveness of the registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has cleared the underwriting arrangements for the offering.

Response: The Staff's comment is duly noted.

5.
Please revise your prospectus throughout to reflect that you have yet to reorganize as a corporation. In this regard we note that you repeatedly refer to Messrs. Hart and Webb, who are currently on your board of managers, as directors.

Response: The disclosure has been revised throughout the prospectus in light of the Staff's comment and the contemplated use of the Up-C structure described above.

6.
Throughout this prospectus you refer to the relationships your executive management team has with key land owners, brokers, lenders, and development and real estate companies. Please supplementally describe the nature of these relationships, as well as their geographic scope. In this regard, we note your comparatively recent entry into the Puget Sound market.

Response: Through its employees, the Company has significant relationships with land owners, brokers, lenders, engineers, architects, consultants, municipal officials, homebuilders, suppliers and other development and real estate industry participants. Each of Messrs. Bogue, La Herran, Fletcher, Bennett and Milligan have significant relationships in one or more of these areas. These are professional relationships between each individual and other participants in the residential real estate market that have been developed over numerous years, through the consummation of multiple real estate transactions.  The relationships were developed in the context of reviewing, negotiating and closing various types of real estate transactions, such as acquisitions, financings and developments.
Each of Messrs. Bogue, La Herran, Fletcher, Bennett and Milligan have worked extensively in California, with a particular emphasis on the markets in the San Francisco Bay area, Fresno County, Monterey County and the broader Central Valley area of California for many years.

•
Mr. Bogue has been active in California markets for over 19 years. In particular, Mr. Bogue's professional activities have included land acquisition and development, homebuilding and land sale in the markets mentioned above.

•	Mr. La Herran has been active in California markets for over 25 years. Additionally, Mr. La Herran developed relationships in the banking industry through his prior work at United

American Bank, City National Bank, Banque National de Paris and Westpac Banking Corporation.

•
Mr. Fletcher has been active in the California market for over 30 years and, prior to joining the Company, was extensively involved in developing the Las Palmas development, the most recently completed master planned home community in Monterey County.

•	Mr. Bennett has over 30 years of experience in the real estate industry, with a particular emphasis on real estate located in the Central Valley region of California.

•	Mr. Milligan has over 10 years of real estate experience in Northern California.

Kelly Foster, who joined the Company in April 2011 as a Vice President of Land Acquisitions, is the Company's senior employee operating out of the Company's Bellevue, Washington office. Including Mr. Foster, the Company has four real estate professionals operating out of Bellevue, Washington. Mr. Foster has been active in the residential real estate market in the Puget Sound area for approximately 19 years and has developed significant relationships during this period of time. In addition, Larry Lambert, a Purchasing Agent of the Company, Aron Golden, a Director of Forward Planning of the Company, and Brenda Fodge, a Project Manager of the Company, have been active in the Puget Sound residential real estate market for approximately 20, 18 and 13 years, respectively.

7.	Please provide, where appropriate, disclosure of the terms of your conversion from an LLC to a corporation.

Response: The disclosure has been revised throughout the prospectus in light of the Staff's comment and the contemplated use of the Up-C structure described above. In particular, a new section captioned “Organizational Structure” has been added to page 45 of the prospectus.

8.
You appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response: The Company has advised us that it is not anticipated that any “testing the waters” materials will be used in connection with the offering and that it is not aware of any research reports that may be issued. In the event that any such materials are used or reports produced, the Company has advised us that it shall provide the Staff with copies in accordance with the Staff's comment.

9.
In light of the formation transactions in which you will convert from a limited liability company into a corporation as well as the transition services agreement and new employment and directors compensation agreements discussed on pages 121 and 122 that you will enter into upon completion of this offering, please provide pro forma financial information pursuant to Rules

11-01 and 11-02 of Regulation S-X. Your pro forma financial information shall include a pro forma balance sheet, pro forma statements of operations, and accompanying explanatory notes. Please clearly show how you arrive at each pro forma amount, including pro forma earnings per share amounts, with a discussion of any significant assumptions and estimates used to arrive at the adjustment amounts. The pro forma financial information should reflect the impact of becoming a taxable entity as well as the impact of the transition services agreement. Please also refer to SAB Topics 1:B.2 and 4:B. Please also consider whether the planned restricted stock unit grants under the 2013 Long-Term Incentive Plan, which are discussed on page 126, should be reflected in your pro forma financial statements as well.

Response: Pro forma financial information has been included in response to the Staff's comment. Please see the new section captioned “Unaudited Pro Forma Financial Information” beginning on page 53 of the prospectus.
Outside Front Cover Page of Prospectus

10.	Please remove or relocate the disclosure relating to delivery of shares through DTC book-entry facilities.

Response: The disclosure has been revised in response to the Staff's comment; it has been removed from the cover page and relocated to the “Underwriting” section of the prospectus. Please see page 170 of the prospectus.

11.
You indicate that the over-allotment shares will be provided by UCP and PICO. However, we are unable to locate information concerning how the responsibility for supplying over-allotment shares will be allocated among UCP and PICO. Please provide this information in the “Underwriting” section or in another appropriate location.

Response: In connection with adopting the Up-C structure described above, the Company has determined that it will provide all shares required in connection with any exercise of the underwriters' option (i.e. no over-allotment shares will be provided by PICO). As described in the prospectus, it is expected that the net proceeds from any exercise of the underwriters' option will be used to acquire a portion of PICO's UCP, LLC Series A Units. The disclosure has been revised to reflect this change throughout the prospectus.

12.	Please remove the disclosure in the second to last sentence of the first paragraph on page ii where you disclaim responsibility for the accuracy and completeness of disclosure in the prospectus.

Response: The referenced disclosure has been removed in accordance with the Staff's comment.
Summary, page 1

13.
Please revise your prospectus to reduce the discussion of the JBREC report in the “Summary” section. The JBREC report is discussed at length in the Market Opportunity of your prospectus and overwhelms the prospectus summary, which should be limited to the key aspects of the offering. See the Instruction to Item 503(a) of Regulation S-K.

Response: The Company acknowledges the Staff's comment that the “Industry Overview” sub-section of the prospectus summary is too detailed. Accordingly, the disclosure in this sub-section as reflected in the Amendment has been shortened significantly. The Company respectfully submits that the inclusion of a summary of the current housing market is relevant information for investors, as the state of the market has a significant impact on the Company. As noted, the revised Industry Overview sub-section has been significantly shortened from what was previously contained in the Registration Statement. The Company also respectfully submits that inclusion of such an Industry Overview sub-section in the prospectus summary is consistent with the presentation of similar market opportunity information in the initial public offering prospectuses of many other companies in the real estate industry.
Our Company, page 2

14.
We remind you to not give more prominence to non-GAAP financial measures compared to GAAP financial measures pursuant to Item 10(e) of Regulation S-K. In this regard, please ensure that you present and discuss GAAP gross margin amounts when discussing adjusted gross margin amounts throughout the filing, including on pages 2, 7, and 100.

Response: The disclosure has been revised in response to the Staff's comment to include disclosure of the GAAP gross margin in each place that the Company discloses adjusted gross margin. Please see pages 2, 6, 120 and 126 of the prospectus.
Our Competitive strengths, page 4

15.
We note your statement on page six, as well as repeatedly throughout this prospectus, that your Benchmark Communities brand is recognized by home buyers; however, the Eliant survey on which this statement is presumably based was limited to individuals who purchased your products. Please supplementally advise of the basis for your belief that your brand, which has thus far sold 89 homes, is recognized, and that you have a “positive reputation as a homebuilder and land developer.”

Response: Through the Company's subsidiary Benchmark Communities, LLC (“Benchmark Communities”), the Company has been building homes since 2011. Since that time, Benchmark Communities has built or is in the process of building approximately 179 homes, and it has sold 101 homes. While the Company recognizes that there are numerous homebuilders that have built significantly more homes on a national or regional basis, it respectfully submits that, based on its activity to date, Benchmark Communities has develop a brand that is recognized in the markets within which it has built and sold homes. As disclosed in the prospectus, the Company's belief is based on feedback from realtors and customer surveys, which the Company submits are reasonable sources from which a conclusion regarding perception of quality, design and customer service may be drawn. Additionally, according to The Ryness Company, a full-service sales and marketing organization specializing in homebuilders and developers, Benchmark Communities ranked first in its markets located in Monterey, Santa Cruz and San Benito counties and second in Fresno County for 2013 sales activity through May 12, 2013. Furthermore, in May 2013, Benchmark Communities received the “Best Website-Builder” award at the Building Industry Association of the Bay Area's Excellence in Home Building Awards. According to its website, the Building Industry Association of the Bay Area's membership includes about 300 home builders, trade contractors, suppliers and industry professionals in the Bay Area. Disclosure has been added clarifying that this brand recognition is intended to refer to markets in which Benchmark Communities has built and sold homes. Please see pages 5, 120 and 125of the prospectus.

Our Offices, page 12

16.
We note your reference here, as well as in footnote seven to the financial statements, to the spaces leased by your company. At an appropriate place in this prospectus, please provide the disclosure called for by Item 102 of Regulation S‑K.

Response: Disclosure has added in response to the Staff's comment. Please see page 12 of the prospectus.
Summary Consolidated Financial Data, page 15

17.
Please clearly show in the notes to the Balance Sheet Data section how you computed each as adjusted amount, including a discussion of any significant assumptions and estimates used to arrive at the amounts. Please provide similar disclosures for your capitalization table on page 42.

Response: The disclosure has been revised in response to the Staff's comment. Please see pages 18 of the prospectus.

18.
We note your disclosure here, and on pages 46 and 50, that your cancellation rate increased from 10.3% in the year ended December 31, 2011 to 22.4% in the year ended December 31, 2012. Please advise as to what consideration was given to including a discussion about your cancellation rate in the Risk Factors section of this prospectus.

Response: Risk factor disclosure has been added in response to the Staff's comment. Please see page 29 of the prospectus. The Company also advises the Staff that the cancellation rates disclosed in the initial filing of the Registration Statement for the year ended December 31, 2012 and 2011 (22.4% and 10.3%, respectively) were incorrect. The correct rates are 12.9% and 13.3%, and they have been included in the Amendment.
Risk Factors, page 17

19.
Please revise the subcaption “[o]ur long-term growth depends, in part, upon our ability to successfully identify and acquire desirable land parcels for residential buildout,” or the text that follows it. The subcaption does not appear to relate to the risk described, which is that the supply of land parcels may become limited due to a variety of factors exogenous to your company.

Response: The disclosure has been revised in response to the Staff's comment. Please see page 19 of the prospectus.

20.
Please clarify what risk you refer to in the first sentence under the subcaption “[o]ur long-term growth depends, in part, upon our ability to acquire undeveloped land suitable for residential homebuilding at reasonable prices.” Similarly, please clarify the risk posed by the seasonal nature of your business, as discussed on page 18.

Response: The disclosure has been revised in response to the Staff's comment. Please see pages 20 of the prospectus.

21.
We note the final sentence on page 19, in which you state that “[a]n oversupply of homes available for sale and the heavy discounting of home prices by some of our competitors have adversely affected demand for homes in the market as a whole and could do so again in the future.” Please clarify whether you are referring to the national market. If you are not, please be more specific about which of the markets you operate in this statement refers to.

Response: The disclosure has been clarified in response to the Staff's comment. Please see page 21-22 of the prospectus.

22.
Refer to the subcaption “[i]f home buyers are not able to obtain suitable mortgage financing, due to more stringent lending standards, rising interest rates, changes in regulation or other reasons, our results of operations may decline.” Since you discuss several distinct risks under this heading, please reduce this information into separate risk factors, if appropriate.

Response: The disclosure has been revised in response to the Staff's comment. Please see page 22 of the prospectus.

23.
On page 22, under the subcaption “[r]isks associated with our real estate inventories could adversely affect our business or financial results,” you state that due to recent periods of market weakness, you have sold homes and land for lower margins and recorded significant inventory impairment charges. As your homebuilding subsidiary was organized in 2010, please clarify which periods of market weakness you are referring to.

Response: The disclosure has been clarified in response to the Staff's comment. Please see page 25 of the prospectus.

24.
Please revise the discussion under the subcaption “[w]e are subject to environmental laws and regulations, which may increase our costs, result in liabilities, limit the areas in which we can build homes and delay completion of our projects” on pages 24 and 25 so that it is broken into smaller sections by topic, each with a subcaption that appropriately summarizes the specific risk being discussed.

Response: The disclosure has been revised in response to the Staff's comment. Please see pages 27 - 28 of the prospectus.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page 48
General

25.
Much of your MD&A appears to consist of restatements of the information presented in your financial disclosures. Please revise to provide appropriate insight into management's perspective on your business. For example, there is no analysis of the changes in net new home orders or backlog discussed on page 50. Similarly, please discuss all of the material factors that lead to the increase in revenue, increase in average cost per home sold, and decrease is average cost per lot sold, each noted on page 51. Please provide indications for what management considers to be the driving forces behind the year-on-year changes disclosed in MD&A. Please refer to Section III.B.4 of SEC Release 33-8350.

Response: The disclosure has been revised in response to the Staff's comment. Please see pages 66-72 of the prospectus.

26.
Your MD&A contains minimal disclosure on prospective developments and strategies. While you include the Market Opportunity section following MD&A which has intensive discussion of possible trends in each of the markets you operate in, you do not give any indication of management's views regarding these trends. Please see Section III.B.3 of SEC Release 33-8350 and Item 303(a)(3)(ii) of Regulation S-K and revise your disclosure accordingly.

Response: The disclosure has been revised in response to the Staff's comment. Please see page 63 of the prospectus.

27.
Please provide a forward-looking discussion with quantification which addresses the increased costs that you expect to incur with the new agreements that you will enter into upon completion of this offering, including the employment agreements, director compensation agreements, and transition services agreement. In a similar manner, please discuss the increased costs that you expect to incur related to the restricted stock unit grants you plan to make under the 2013 Long-Term Incentive Plan.

Response: The disclosure has been revised in response to the Staff's comment. Please see page 65 of the prospectus.
Selling, Marketing and General and Administrative, page 52

28.
Please outline any material terms of the proposed Transition Services Agreement with PICO, including but not limited to the effect entering this agreement will have on general and administrative costs going forward.

Response: The disclosure has been revised in response to the Staff's comment. Please see pages 65 of the prospectus. The Company notes that it continues to negotiate some of the terms of the Transition Services Agreement with PICO, and that it will update the disclosure in future amendments to the Registration Statement as appropriate.
Liquidity and Capital Resources, page 53

29.	Please disclose whether or not you are dependent upon the offering to meet your liquidity needs for the next 12 months.

Response: Disclosure has been added indicating that the Company is not dependent upon the offering to meet its liquidity needs for the next 12 months in response to the Staff's comment. Please see page 73 of the prospectus.
Critical Accounting Policies
Impairment of Real Estate Inventories, page 58

30.	Please expand your critical accounting policy to provide additional insight regarding your inventory impairment analysis by addressing the following:

•
You evaluate real estate assets for impairment at the lowest level for which there are identifiable cash flows. Please disclose what this lowest level represents, including if you test for impairment at the community level. If you test for impairment at the community level, please disclose the number of communities tested for impairment during each period presented compared to the total number of communities which existed at the end of each period presented;

•
Depending on the underlying objective of the real estate, assumptions could have a significant impact on the projected cash flow analysis. For example, if your objective is to preserve operating margins your cash flow analysis would be different than if the objective is to increase sales. Please expand your disclosures to explain why these differences in objectives that you disclose would impact undiscounted cash flows; and

•
For any inventory amounts for which you have determined that undiscounted cash flows are not substantially in excess of the carrying value and to the extent that a potential future impairment of these assets, individually or in the aggregate, could materially impact your operating results and/or total equity, please disclose the following in your critical accounting policies and/or in the notes to your financial statements:

•	The carrying values of the assets;

•	The percentage by which the estimated fair value exceeds the carrying value or a statement that it substantially exceeds the carrying value, if true;

•	A description of the key assumptions that drive the estimated fair value;

•
A discussion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions in your discounted cash flow model that materially deviate from your historical results, please include a discussion of these assumptions; and

•	A discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value.

Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the SEC's Codification of Financial Reporting Policies for guidance.
Response: The disclosure has been revised in response to the Staff's comment. The Company has added disclosure regarding its critical accounting policies addressing the items above, including language confirming that the Company did not have any real estate assets where the undiscounted cash flows were not substantially in excess of their carrying values as of March 31, 2013 and December 31, 2012. Please see pages 78 and F-12 of the prospectus.

31.
You owned properties where the current fair value was below the carrying value; however, on an undiscounted basis you projected future cash flows were in excess of the carrying amounts. Please expand your disclosures to disclose the carrying value of these assets at the end of each period presented. Please also disclose the factors causing the undiscounted future cash flows to be in excess of the carrying amounts whereas the fair value is not in excess of the carrying amounts.

Response: The disclosure has been revised in response to the Staff's comment. Please see pages 78-79 of the prospectus.
Quantitative and Qualitative Disclosures About Market Risk, page 60

32.	Please note that per Item 305(a)(1)(i) of Regulation S-K, the table presented under this heading should present five years' worth of information. In addition, please describe the interest rate management policies you currently have in place with respect to your outstanding debt, which you allude to on the bottom of page 61. See Item 305(b)(ii) of Regulation S-K.

Response: The disclosure has been revised in response to the Staff's comment by adding an additional two years, 2016 and 2017, to the table. Additionally, disclosure has been added indicating, in general, that the Company does not hedge its interest rate exposure, but that it may choose to do so in the future if, for example, it incurs a significant amount of variable rate debt. Please see page 80 of the prospectus.
Our Business, page 100

33.	Please revise this section to include the information on your backlog called for by Item 101(c)(viii) of Regulation S-K.

Response: The disclosure has been revised in response to the Staff's comment. Please see page 121 of the prospectus.

34.
Please note that Item 101(b) of Regulation S-K calls for disclosure about your segments to be in either your Business section, or that you provide a cross-reference to the portion of your registration statement where the information called for is provided. As you present your segment information under footnote nine to the consolidated financial statements, please revise to include such a cross-reference. In addition, please note that Item 101(b) calls for three years of disclosure, rather than two years.

Response: A cross-reference has been added in response to the Staff's comment. Please see page 132 of the prospectus. Pursuant to a telephone conversation between the undersigned and Mr. Leland Benton, of the Staff, on May 7, 2013, the Company understands that the balance of comment 34 has been resolved to the Staff's satisfaction with the inclusion of the above-referenced cross-reference.
Our Competitive Strengths, page 101
Access to Privately Negotiated Land and Lot Acquisitions, and to Projects with Significant “Value-Add” Opportunities, page 103

35.	Please clarify the manner in which your “market position” has allowed you to generate attractive adjusted gross margins, as stated in the first sentence under this heading.

Response: The disclosure has been revised to remove the reference to “market position” in response to the Staff's comment. Please see pages 4 and 125 of the prospectus.
Seasonality, page 111

36.
Please include a greater discussion of the manner in which seasonality affects your business and your segments. See Item 101(c)(1)(v) of Regulation S-K. We note that you provide some disclosure regarding the seasonal nature of your business on page 18, under Risk Factors, as well as on page 56, in your MD&A.

Response: The disclosure has been revised in response to the Staff's comment. Please see page 132 of the prospectus.

Our Formation Transactions and Structure, page 113

37.
Please enhance the diagram on page 114 to allow for a clearer understanding of the ownership structure of your various subsidiaries, including Benchmark Communities, LLC. In addition, please advise us of the role which BMC Realty Advisors, Inc. plays in your business, as this is the only mention of this subsidiary in your prospectus.

Response: The diagram has been revised in response to the Staff's comment and to reflect the contemplated use of the Up-C structure described above and moved to the new “Organizational Structure” section. See page 46 of the prospectus. Additionally, the requested disclosure has been added regarding BMC Realty Advisors, Inc. on pages 131 and 150 of the prospectus.
Management, page 115

38.
Please clarify whether PICO has the right, assuming that PICO holds 25% or more of the stock, to nominate two members of your board of directors when each class of directors is up for election, or if only two PICO nominees will be allowed on the Board at any given time. In addition, please clarify how directors may be nominated, if not by PICO.

Response: Clarifying disclosure has been added in response to the Staff's comment. Please see page 135 of the prospectus.
Biographical Information, page 115

39.
We note that Mr. Hart has served as the chairman of your board of managers since 2007. Please confirm that this disclosure is correct, as it would appear that Mr. Hart controlled UCP before it was acquired by PICO in 2008.

Response: Mr. Hart has served as the chairman of UCP, LLC since its formation on October 26, 2007. UCP, LLC conducted no substantive operations prior to acquiring the business conducted by Union Community Partners, LLC on January 4, 2008. Clarifying language has been added in response to the Staff's comment. Please see pages 135-136 of the prospectus.

40.	Please clarify what Mr. Fletcher's position with UCP consisted of prior to his appointment as COO in 2012.

Response: Clarifying disclosure has been added in response to the Staff's comment. Please see page 136 of the prospectus.

41.
Please provide the disclosure called for by Item 402(o). This item calls for a narrative description of the material factors needed to understand the information in the summary compensation table, including material terms of employment arrangements, non-equity incentive plan awards, and identification of items under the All Other Compensation column. You do not provide any narrative description of the summary compensation table, but instead discuss the employment agreements that you will enter after the completion of the contemplated offering.

Response: Narrative disclosure has been added in response to the Staff's comment. Please see page 142 of the prospectus.

Financial Statements
Consolidated Statements of Operations, page F-4

42.
In light of your conversion from a limited liability company into a corporation, please present pro forma tax and earnings per share information on the face of your statements of operations. Refer to SAB Topics 4:B and 1:B.2.

Response: Disclosure has been added in response to the Staff's comment. Specifically, pro forma loss per share has been added to the face of the statements of operations and related footnotes have been included. The Company will include the per share amount when the anticipated number of outstanding shares has been determined. Please see pages F-7, F-20, F-21 and F-32 of the prospectus. The Company has not presented pro forma tax information on the face of its statements of operations, as the Company was in a loss position for the periods presented and any deferred tax assets associated with the losses would have a full valuation allowance applied against them.

43.
Please provide historical earnings per share information in the financial statements and elsewhere throughout the filing or expand your disclosures to explain why no historical earnings per share information has been provided. Please also expand your disclosures to describe the current capital structure, including the number of shares outstanding.

Response: Disclosure has been added in response to the Staff's comment indicating that the Company has no outstanding shares and therefore no historical earnings or loss per share has been reported. See pages F-20 and F-32. The Company submits that, as a limited liability company that was wholly-owned by PICO during the periods presented, a per share measurement of its earnings or loss is less meaningful than disclosure of its total income or loss as reported in the statement of operations.
Notes to the Financial Statements
General, page F-7

44.
Please disclose in a note to the financial statements the date through which subsequent events were evaluated as well as whether that date is the date the financial statements were issued or available to be issued. Refer to ASC 855-10-50-1.

Response: The disclosure has been revised in response to the Staff's comment. Please see pages F-19 and F-32 of the prospectus.
Note 1. Organization and Summary of Significant Accounting Policies
Organization and Operations, page F-7

45.
Please clearly disclose, if true, that the financial statements provided reflect all of the costs of doing business related to these operations, including expenses incurred by other entities on your behalf. Please specifically disclose the allocation method used for each material type of cost allocated and your assertion that the methods used are reasonable. Refer to SAB Topic 1:B.1.

Response: Clarifying disclosure has been added in note 1 to UCP, LLC's financial statements in response to the Staff's comment. Please see pages F-10 and F-24 of the prospectus.
Note 5. Debt, page F-12

46.
It appears that the only financial covenants that you are subject to are provisions in your construction and development agreements which require minimum loan-to-value ratios. If there are any additional financial covenants, please disclose the terms of these as well and whether you were in compliance. Please also disclose the actual ratios/amounts as of each reporting date for any material debt covenants for which it is reasonably likely that you will not be able to meet, including if it is reasonably likely that the fair value of the collateral securing a particular loan may fall below the specified minimum. Please also consider showing the specific computations used to arrive at the actual ratios/amounts with corresponding reconciliations to US GAAP amounts. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Compliance and Disclosures Interpretation 102.09 which is available on our website at

http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Response: The Company advises the Staff that its debt agreements do not contain any additional covenants. Additionally, the Company advises the Staff that, under certain of its existing loan agreements with minimum loan-to-value requirements, the lender is generally authorized to determine the loan-to-value ratio at any time based on an appraisal obtained by the lender at its election. To the extent the ratio is determined to be below the required level, the Company would be required to repay a portion of the outstanding principal balance in order to raise the ratio to at least the minimum threshold. During the three months ended March 31, 2013 and the years ended December 31, 2012 and 2011, the Company advises the Staff that it was in compliance with these provisions. The Company does not believe at this time that it is reasonably likely that the fair value of any of its properties will fall below any required minimum value to cause the Company to fail to maintain compliance with any loan-to-value requirements.
Note 7. Commitments and Contingencies, page F-13

47.
You indicate that you cannot predict the ultimate resolution of legal claims and contingencies, related timing or any eventual loss. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes. Please expand your disclosures as necessary pursuant to ASC 450.

Response: The disclosure has been revised in response to the Staff's comment. Please see page F-17 of the prospectus. Since the Company is not involved in any material litigation at this time, it respectfully submits that additional disclosure regarding potential outcomes or possible losses is not meaningful to the financial statements presented in the prospectus.
Note 8. Incentive Compensation Plan and Employee Benefits, page F-13
Incentive Compensation Plan, page F-14

48.
In regards to the incentive compensation plan, please disclose the form of compensation received by employees, including if it was cash or share-based. Please expand your disclosures as necessary pursuant to ASC 718 if it was share-based compensation.

Response: The disclosure has been revised in response to the Staff's comment. Please see page F-17 of the prospectus.
Signatures, page II - 5

49.
Please advise us of the makeup of your Board of Managers, and how many people are on the Board. Form S-1 is required to be signed by, among other parties, a majority of the board of directors or persons performing similar functions. We note that two members of your Board of Managers have signed this registration statement; it is unclear whether Messrs. Bogue or La Herran are members of the Board of Managers.

Response: Initial steps have been taken to implement the Up-C structure described above. Consequently, the registrant is now the Company (i.e. UCP, Inc.). The Company currently has three directors: Messrs. Bogue, Hart and Webb. As disclosed in the prospectus, upon completion of the offering Mr. Michael C. Cortney and Peter H. Lori will join the Company's board of directors. Pursuant to the requirements of Form S-1, the Amendment has been signed by the Company, its principal executive officer (Mr. Bogue), its principal accounting officer (Mr. La Herran) and each of its three directors (Messrs. Bogue, Hart and Webb).
Please be advised that the Company hereby acknowledges that (i) should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
*    *    *
The Company respectfully believes that the proposed modifications to the Registration Statement are responsive to the Staff's comments. Please do not hesitate to contact me by telephone at (212) 839-8652 or by email at bsheehan@sidley.com with any questions or comments regarding this correspondence.
Very truly yours,
/s/ Bart Sheehan
Bart Sheehan

Enclosure

cc:	Dustin L. Bogue, UCP, LLC
William J. La Herran, UCP, LLC
W. Allen Bennett, UCP, LLC

Maxim C.W. Webb, PICO Holdings, Inc.
Alan F. Denenberg, Davis Polk & Wardwell LLP
Chris F. Allen, Deloitte & Touche LLP
J. Gerard Cummins, Sidley Austin LLP